Exhibit 99.02

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you have sold or transferred all your ordinary shares in Rio Tinto plc or Rio Tinto Limited, you should send this document as soon as possible to the purchaser or transferee or to the stockbroker, bank or other person through whom the sale or transfer was effected for delivery to the purchaser or transferee.

12 November 2007

Dear Shareholder

RESPONSE TO AN UNSOLICITED PROPOSAL FOR RIO TINTO

As you may be aware BHP Billiton recently made an unsolicited approach to Rio Tinto, involving a proposed acquisition of Rio Tinto in return for BHP Billiton shares.

Your Boards gave the proposal careful consideration and concluded that it significantly undervalues Rio Tinto and its prospects. Accordingly, the Boards unanimously rejected the proposal.

I attach copies of the media releases made by BHP Billiton and Rio Tinto on 8 November.

I will keep you informed of developments.

Yours sincerely

Paul Skinner
Chairman

Rio Tinto plc  6 St James’s Square  London SW1Y 4LD

REGISTERED OFFICE:  6 St James’s Square  London SW1Y 4LD  Registered in England No. 719885

The following is the text of an announcement released on 8 November 2007 by BHP Billiton in relation to a possible offer for your company.

“Market Speculation

BHP Billiton notes the recent speculation in relation to a potential offer for Rio Tinto at a premium.

BHP Billiton now confirms that it recently wrote to the Board of Rio Tinto outlining a proposal in relation to a potential combination with Rio Tinto on terms incorporating a premium, reflecting its confidence in the benefits for both sets of shareholders of such a transaction. In preparing its proposal, BHP Billiton has examined in detail the regulatory issues and other practicalities of a combination.

In its letter, BHP Billiton sought to pursue discussions with Rio Tinto regarding its proposal. Rio Tinto rejected the proposal.

BHP Billiton has again written to Rio Tinto and intends to continue to seek an opportunity to meet and discuss its proposal with Rio Tinto. There can be no assurance that any transaction or offer will result from BHP Billiton’s proposal.”

Subsequent to that announcement, your Boards issued the following announcement on 8 November 2007:

“Rio Tinto rejects approach from BHP Billiton

Rio Tinto notes the recent announcement from BHP Billiton involving a proposed acquisition of Rio Tinto. Under this proposal each Rio Tinto share would be exchanged for three BHP Billiton shares.

The Boards of Rio Tinto have given the proposal careful consideration and concluded that it significantly undervalues Rio Tinto and its prospects. Accordingly, the Boards have unanimously rejected the proposal as not being in the best interests of shareholders. Rio Tinto will continue to focus on the implementation of its well articulated strategy, including integrating Alcan operations.

The Rio Tinto announcement was made without the agreement or approval of BHP Billiton. A further announcement will be made as and when appropriate. There can be no certainty that any offer will be made nor as to the terms on which any offer may be made.”

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

Responsibility

This document is being sent in accordance with Rule 2.6 of the UK’s Code on Takeovers and Mergers (the “Code”). The Directors of Rio Tinto plc and Rio Tinto Limited accept responsibility for the information contained in this document, except that the only responsibility accepted in respect of information relating to BHP Billiton, which has been compiled from published sources, is to ensure that such information has been correctly and fairly reproduced and presented. Subject as aforesaid, to the best of the knowledge and belief of the Directors of Rio Tinto plc and Rio Tinto Limited (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of any of Rio Tinto plc, Rio Tinto Limited, BHP Billiton Plc or BHP Billiton Limited, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction.

The relevant disclosure must also include details of all “interests” or “dealings” in any class of “relevant securities” of the other company which is part of its DLC structure. Therefore, if, for example, a disclosure is being made in respect of a dealing in securities of Rio Tinto plc, an accompanying disclosure must also be made of interests or short positions held in securities of Rio Tinto Limited, even if the person’s interest or short position is less than 1% of the relevant class. The same approach should be adopted in respect of securities of BHP Billiton Plc and BHP Billiton Limited. Therefore, each disclosure should consist of two Rule 8.3 disclosure forms, one for the plc arm of the DLC structure and one for the Limited arm of the DLC structure, released as one announcement.

This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of any of Rio Tinto plc, Rio Tinto Limited, BHP Billiton Plc or BHP Billiton Limited they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all “dealings” in “relevant securities” of either Rio Tinto or BHP Billiton by Rio Tinto or BHP Billiton, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Panel.